AB 3/4

15046718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-69256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkadia Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Jackson Street
(No. and Street)

The Plains	VA	20198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Bendit 215-328-3683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkadia Capital Markets LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MARS DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

BERKADIA CAPITAL MARKETS LLC

Financial Statements and Supplementary Information

December 31, 2014

BERKADIA CAPITAL MARKETS LLC
Contents
December 31, 2014

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Berkadia Capital Markets LLC
(A Wholly-Owned Subsidiary of
Berkadia Proprietary Holding LLC)
Horsham, Pennsylvania

We have audited the accompanying financial statements of Berkadia Capital Markets LLC (a wholly-owned subsidiary of Berkadia Proprietary Holding LLC) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Berkadia Capital Markets LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Berkadia Capital Markets LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Berkadia Capital Markets LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Berkadia Capital Markets LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Berkadia Capital Markets LLC's financial statements. The supplemental information is the responsibility of Berkadia Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 25, 2015

BERKADIA CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	207,993
Unbilled expense reimbursements		25,383
Prepaid expenses and other assets		10,846
Total assets	$	244,222
LIABILITIES AND MEMBER'S EQUITY		
Due to Berkadia Commercial Mortgage LLC	$	50,330
Accrued expenses and other liabilities		11,194
Total liabilities		61,524
Member's equity		182,698
Total liabilities and member's equity	$	244,222

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Operations
Year Ended December 31, 2014

Income:		
Fee income	$	25,000
Expense reimbursement income		25,383
Total income		50,383
Expenses:		
Professional fees		127,696
Travel, meals and entertainment		72,301
Regulatory fees and expenses		10,822
Rent		19,928
Other operating		14,728
Total expenses		245,475
Net loss	$	(195,092)

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Member's equity, beginning of year	$	77,790
Member contributions		300,000
Net loss		(195,092)
Member's equity, end of year	$	182,698

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(195,092)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in unbilled expense reimbursements		(25,383)
Increase in prepaid expenses and other assets		(832)
Increase in due to Berkadia Commercial Mortgage LLC		10,194
Decrease in accrued expenses and other liabilitites		(782)
Decrease in deferred income		(25,000)
Net cash used in operating activities		(236,895)
Cash flows from financing activity:		
Member contributions		300,000
Net increase in cash		63,105
Cash, beginning of year		144,888
Cash, end of year	$	207,993

See accompanying notes to financial statements.

(1) Organization and Operations

Berkadia Capital Markets LLC (the "Company") was formed as a Delaware limited liability company for the purpose of engaging in broker-dealer and related activities pursuant to the Securities Exchange Act of 1934 and began operations on February 22, 2013. The Company's sole member is Berkadia Proprietary Holding LLC and is indirectly owned equally by Berkshire Hathaway Inc. and Leucadia National Corporation.

The business activities of the Company are limited by the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under the terms of its membership agreement with FINRA, the Company is not permitted to hold customer funds or securities and is only permitted to engage in the private placement of securities as an agent.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the financial statements and accompanying notes are reasonable. Actual results could differ from these estimates and assumptions.

Unbilled Expense Reimbursements

The Company may invoice clients for reimbursement of travel and all other reasonable out-of-pocket expenses incurred in connection with agreed upon contractual services provided in each client engagement. Uncollectible amounts, as determined by the Company, are reimbursed by Berkadia Commercial Mortgage LLC ("Berkadia"), an affiliated entity. As a result, a reserve for uncollectible receivables was not required as of December 31, 2014.

Amounts earned but not yet billed are classified as unbilled expense reimbursements in the statement of financial condition and expense reimbursement income in the statement of operations.

Revenue and Expense Recognition

Revenue is recognized when realized or realizable, and earned. This generally happens when an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured, which is generally at the closing of a transaction. Expenses are recognized when incurred.

Income Taxes

Accounting Standards Codification Topic 740 ("ASC 740"), Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, ASC 740 provides guidance on de-recognition, classification and disclosure.

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the income tax returns of Berkshire Hathaway Inc. and Leucadia National Corporation (the "Parents"). The Parents are responsible for paying any tax due.

The Parents file income tax returns in the U.S. federal jurisdiction and various other state jurisdictions. As a single member limited liability company that is disregarded for income tax purposes, the Company has not filed any income tax returns for the year ended December 31, 2014. Therefore, the Company has not taken any particular uncertain tax positions.

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company utilizes a national bank to maintain its operating cash. At times, such balances may exceed the FDIC insurance limits.

The Company's fee income of $25,000 for the year ended December 31, 2014 was earned solely from one client.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") amended the FASB Accounting Standards Codification and created a new Topic 606, Revenue from Contracts with Customers. The objectives of Topic 606 are to remove inconsistencies and weaknesses in revenue requirements; provide a more robust framework for addressing revenue issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets; provide more useful information to users of financial statements through improved disclosure requirements; and simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

The guidance in this new Topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for some costs to obtain or fulfill a contract with a customer.

In addition, an entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

For public entities, including entities whose financial statements are filed with the Securities and Exchange Commission, the amendments in this new Topic are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is assessing the impact this new Topic will have on the Company's financial statements.

(3) Related Party Transactions

The Company's operations and transactions are conducted largely in connection with the business and operations of Berkadia.

The Company has entered into a third party services agreement with Berkadia. Berkadia provides certain human resources, information technology, accounting, legal, management, administrative and other support services to the Company for a fixed monthly fee. Total expenses under the agreement for the year ended December 31, 2014 were $6,000 and are included as a component of other operating expense in the statement of operations. The Company also uses the accounts payable system of Berkadia to process its vendor invoices. Such invoices are paid by Berkadia and billed to the Company on a quarterly basis. The expenses associated with these invoices are recognized by the Company when incurred and the Company reimburses Berkadia on a quarterly basis. In addition, Berkadia has agreed to reimburse the Company for any unbilled expense reimbursements. No such reimbursements have been requested as of December 31, 2014.

(4) Net Capital Requirements and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following table summarizes the Company's net capital and reserve requirements as of December 31, 2014:

Net capital	$	146,469
Required net capital		5,000
Excess net capital		141,469
Aggregate indebtedness		61,524
Aggregate indebtedness to net capital		42.00%

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) which relates to the maintenance of special accounts for the exclusive benefit of customers.

(5) Subsequent Events

The Company has evaluated subsequent events from December 31, 2014 through February 25, 2015, the date at which the financial statements were available to be issued. On January 14, 2015, the Company received a $150,000 capital contribution from Berkadia Proprietary Holding LLC.

BERKADIA CAPITAL MARKETS LLC
Supplementary Information – Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital:		
Total member's equity	$	182,698
Deductions from and/or changes to member's equity:		
Nonallowable assets:		
Unbilled Expense reimbursements		(25,383)
Prepaid expenses and other assets		(10,846)
Total nonallowable assets		(36,229)
Net capital		146,469
Computation of basic net capital requirement:		
Minimum net capital (6-2/3% of aggregate indebtedness) (a)		4,102
Minimum dollar net capital requirement (b)		5,000
Net capital requirement [greater of (a) or (b)]		5,000
Excess net capital	$	141,469
Net capital as reported on the Company's FOCUS report - Part IIA	$	146,469
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	61,524
Percentage of aggregate indebtedness to net capital		42.00%

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

BERKADIA CAPITAL MARKETS LLC
Supplementary Information – Schedule II
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) which relates to the maintenance of special accounts for the exclusive benefit of customers.

Kreischer Miller
PEOPLE | IDEAS | SOLUTIONS
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Berkadia Capital Markets LLC
(A Wholly-Owned Subsidiary of
Berkadia Proprietary Holding LLC)
Horsham, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Berkadia Capital Markets LLC (a wholly-owned subsidiary of PNC Bank, N.A Berkadia Proprietary Holding LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Berkadia Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Berkadia Capital Markets LLC stated that Berkadia Capital Markets LLC met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Berkadia Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berkadia Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 25, 2015

BERKADIA CAPITAL MARKETS LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

To the best knowledge and belief of Berkadia Capital Markets LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Katherine Anderson

Signature

Financial and Operations Principal
Title

See Report of Independent Registered Public Accounting Firm.